Exhibit 99.3

Termination Agreement

This Termination Agreement (this “Agreement”) is entered into by and among the following Parties on July 26, 2015 (“Execution Date”) in Beijing, the People’s Republic of China (“PRC”):

(1)	Xueda Education:

Xueda Education Group, a limited company established and validly existing under the laws of Cayman Islands, with its registered address at Scotia Centre,4th Floor, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands;

(2)	Insight Investment:

Xiamen Insight Investment Co., Ltd., a joint stock company established and validly existing under the laws of the PRC, with its registered address at No. 1 Zhaishang Changle Road, Huli District, Xiamen;

(3)	Xuecheng Century:

Xuecheng Century (Beijing) Information Technology Co., Ltd., a wholly foreign-owned enterprise established and validly existing under the laws of the PRC, with its registered address at Suite A-0267, 2/F, Building No. 3, Courtyard No. 30, Shixing Avenue, Shijingshan District, Beijing;

(4)	Xueda Information:

Beijing Xueda Information Technology Co., Ltd., a limited liability company established and validly existing under the laws of the PRC, with its registered address at 1602C, 13/F, Tower B, No. 2 South Avenue of Zhongguancun, Haidian district, Beijing (together with Xueda Education and Xuecheng Century, the “Xueda Group”); and

(5)	Natural Person Shareholders:	All shareholders of Xueda Information. See Appendix I for the list of the shareholders.

Xueda Education, Insight Investment, Xuecheng Century, Xueda Information and Natural Person Shareholders are collectively referred to herein as the “Parties” and individually a “Party”.

Whereas:

(1)                                The relevant Parties have executed the following series of agreements and documents:

(A)              the Loan Agreement dated June 30, 2010 entered into by the Natural Person Shareholders and Xuecheng Century in a total amount of RMB 10 million, and the subsequent loan agreement with Xuecheng Century in a total amount of RMB 4 million for the capital increase of Xueda Information (the aforesaid RMB 14 million loans are collectively referred to as the “VIE Loans”);

(B)              the Pledge Contract dated December 31, 2010 entered into by the Natural Person Shareholders and Xuecheng Century in connection with their respective entire equity interests in Xueda Information (“Pledge

Contract”);

Such Pledge Contract supersedes the original pledge contract dated August 28, 2009, which provided that such Natural Person Shareholders shall pledge all the equity then held by them in Xueda Information (which shall represent in the aggregate a registered capital of RMB 10 million) to Xuecheng Century; and the Natural Person Shareholders handled equity pledge registration formalities respectively on June 24, 2010 and April 6, 2011 to pledge all the registered capital of Xueda Information in an amount of RMB 14 million to Xuecheng Century (collectively referred to as “Xueda Information Equity Pledge”);

(C)              the Power of Attorney dated August 28, 2009 issued by each of the Natural Person Shareholders to Xuecheng Century;

(D)              the Amended and Restated Exclusive Purchase Right Contract dated July 28, 2010 entered into by Xuecheng Century, Xueda Information and the Natural Person Shareholders, which supersedes the original Exclusive Purchase Right Contract dated August 28, 2009;

(E)               the Amended and Restated Exclusive Technical Consulting and Management Service Agreement dated July 28, 2010 entered into by Xuecheng Century and Xueda Information, which supersedes the Exclusive Technical Consulting and Management Service Agreement dated August 28, 2009 (the agreements and documents set forth in (A) to (E) above are collectively referred to as the “VIE Related Documents”); and

(2)                                Insight Investment and Xueda Education entered into the Agreement and Plan of Merger (the “Merger Agreement”) on July 26, 2015, pursuant to which, Insight Investment will merge by absorption with Xueda Education through a wholly owned subsidiary established in Cayman (“Merger Transaction”); and pursuant to the Merger Agreement, this Agreement and related Equity Transfer Agreements with each of the Natural Person Shareholders, Insight Investment will acquire 100% of the equity of Xueda Information.

Hereby, the Parties enter into the following agreements upon friendly consultations:

1.                                     Agreement on Removal of VIE Structure

1.1.                         Xuecheng Century and Xueda Information shall, and Xueda Education shall use best reasonable efforts to cause Xuecheng Century and Xueda Information and the Natural Person Shareholders other than the Founders, and the Founders shall, and/or shall cause related parties (other than Insight Investment and any person affiliated to Insight Investment) to:

(1)             on the Execution Date, execute and prepare all the documents required to be executed and prepared for the industrial and commercial registration of release of the equity pledge of Xueda Information, including without limitation the Application for Cancellation of Registration of Equity Pledge and the Certificate of Designated Representative or Jointly-Authorized Agent concerning the release of equity pledge of Xueda Information to be submitted to Haidian Branch of Beijing Municipal Administration for Industry and Commerce (the “Competent AIC”).  For the avoidance of doubt, the aforesaid documents shall be used only for the purpose of deregistration of equity pledge of Xueda Infromation with Competent AIC, and shall not terminate or otherwise affect the effectiveness of the Pledge Contract.

(2)                                on the Execution Date, execute nine Equity Transfer Agreements for the transfer of their entire equity in Xueda Information to Insight Investment (the form of which is attached hereto as Appendix II, such agreements will contemplate that each Natural Person Shareholder shall transfer its equity in Xueda Information to Insight Investment at a price equal to the original value of the registered capital of Xueda Information represented by its equity, namely the total consideration for the transfer of all the equity of Xueda Information shall be RMB 14 million (the “Equity Transfer Consideration”)) (the “Equity Transfer Agreements”), and no later than ten (10) working days from the Execution Date, execute other ancillary documents to be provided by the Xueda Group as required for industrial and commercial change registration related to such equity transfers, such as shareholders’ meeting resolutions and related application forms.

For the avoidance of doubt, original copies of the aforesaid documents shall be delivered to the Xueda Group or its counsels for safekeeping purposes. The Natural Person Shareholders will not date the aforesaid documents upon execution, and other related parties will not sign by then.  Therefore such documents will not become effective until duly executed by all related parties.

Insight Investment hereby agrees to promptly assist the Xueda Group with the AIC and tax process regarding Xueda Information, such as execution (including execution by itself and/or causing its designated persons to execute) of necessary documents (including but not limited to the Equity Transfer Agreements), and provision of necessary documents and information required to be provided by Insight Investment during the aforesaid process.

1.2.                         During the period from the Execution Date until the Closing Day, each Natural Person Shareholder hereby undertakes to continue to strictly comply with the VIE Related Documents (unless otherwise provided under the Merger Agreement and this Agreement), and without prior written consent by Insight Investment and Xueda Education, not to dispose of its equity in Xueda Information or create any third party right or security thereon, except for the transfer of equity of Xueda Information pursuant to this Agreement and the Equity Transfer Agreements duly signed by all Parties and taking effect in accordance with this Agreement (the “Effective Equity Transfer Agreements”). In addition, Xin Jin, Jinbo Yao and Rubin Li among all Natural Person Shareholders (together the “Founders”) shall cause the other Natural Person Shareholders to comply with the above undertakings, the other provisions under this Agreement and the Effective Equity Transfer Agreements.

1.3.                         After the Execution Date, Xuecheng Century and Xueda Information shall, and Xueda Education shall use best reasonable efforts to cause Xuecheng Century, Xueda Information and the Natural Person Shareholders other than the Founders to, and the Natural Person Shareholders shall, and/or shall cause relevant parties (other than Insight Investment and any person affiliated to Insight Investment) to promptly take all the actions required for cancellation of the registration of equity pledge of Xueda Information, and obtain notice of the Competent AIC accepting the application for cancellation of registration of equity pledge of Xueda Information no later than the thirtieth (30) working day after the execution of the Merger Agreement and promptly complete the cancellation of registration.

1.4.                         Upon satisfaction/waiver of all the following conditions pursuant to the Merger Agreement, Xuecheng Century and Xueda Information shall, and Xueda Education shall use best reasonable efforts to cause Xuecheng Century, Xueda Information and the Natural Person Shareholders other than the Founders to, and the Natural Person Shareholders shall, and/or shall cause relevant parties (other than Insight Investment and any person affiliated to Insight Investment) to obtain as soon as possible but in no event later than two (2) working days thereafter a notice from the Competent AIC accepting the application for the following (the “Equity Transfer Application”) (the “Equity Transfer Accepting Notice”): (1) to transfer all the equity held by the Natural Person Shareholders in Xueda Information to Insight Investment pursuant to the Effective Equity Transfer Agreements; (2) if required by Insight Investment in writing no later than ten (10) working days prior to the closing date of the Merger Agreement, to change the legal representative and all directors, supervisors and managers of Xueda Information to the persons designated by Insight Investment, provided that, Insight Investment shall have executed (or shall have caused its designated persons to execute) necessary documents (including but not limited to the Equity Transfer Agreements) and provided necessary documents and information required to be provided by Insight Investment during the aforesaid process.

(1)                                The shareholders’ meeting of Xueda Education has approved the Merger Agreement and the transactions contemplated thereby in accordance with its articles of association or any other guideline documents;

(2)                                The general shareholders’ meeting of Insight Investment has approved by a special resolution the Merger Agreement and the transactions contemplated thereby in accordance with its articles of association or any other guideline documents;

(3)                                The NDRC and the MOFCOM have completed the filing of the offshore investment under the Merger Agreement;

(4)                                Valuation on subject matters of the transactions contemplated under the Merger Agreement has been filed with/approved by the Ministry of Education and/or the Ministry of Finance;

(5)                                The competent foreign exchange authority or its designated bank has completed the registration formalities related to the purchase of foreign exchange and external payment of the merger consideration under the Merger Agreement;

(6)                                Insight Investment has filed the Transaction with the Shenzhen Stock Exchange and obtained approval from the CSRC (if applicable) for the Transaction;

(7)                                Anti-Monopoly Bureau of MOFCOM has approved the business operators concentration notification for the transactions contemplated under the Merger Agreement, or the statutory waiting period for such notification has expired (as the case may be);

(8)                                The condition regarding no restraining orders provided in Section 7.1(d) of the Merger Agreement continues to be satisfied;

(9)                                Xueda Education has delivered to Insight Investment the certificate for the period as of one business day prior to the payment of the merger consideration by Insight Investment to the Paying Agent pursuant to Section 2.2(a) of the Merger Agreement prepared in accordance with Section 7.2(e) of the Merger Agreement and executed by a management member of Xueda Education;

(10)                         The holders of no more than 15% of the shares of Xueda Education have served a notice of dissent under Section 238(2) of the Companies Law of Cayman Islands;

(11)                         Insight Investment has delivered to Xueda Education the certificate for the period as of one business day prior to the payment of the merger consideration by Insight Investment to the Paying Agent pursuant to the Merger agreement) prepared in accordance with Section 7.3(c) of the Merger Agreement and executed by a management member of Insight Investment;

(12)                         The merger consideration payable by Insight Investment under the Merger Agreement has been deposited with the Paying Agent as provided under the Merger Agreement; and

(13)                         Insight Investment and its designated personnel have executed all necessary documents and provided all necessary documents and information in accordance with Article 1.1(2) of this Agreement.

After obtaining the Equity Transfer Accepting Notice from the Competent AIC, Xueda Group and the Natural Person Shareholders shall promptly complete the above-mentioned equity transfer registration formalities.

1.5.                  Prior to the due submission of the equity transfer application to the Competent AIC and fulfillment of the condition under Article 1.4(12) above, Xueda Information shall complete the prior online pre-application required for the industrial and commercial registration of such equity transfers, and the Natural

Person Shareholders shall, or shall cause related parties (other than Insight Investment and any person affiliated to Insight Investment) to promptly declare individual income tax payable by the Natural Person Shareholders personally in connection with the equity transfers with the competent tax authority (for the avoidance of doubt, such income taxes shall be borne ultimately jointly and severally by Xin Jin, Rubin Li and Jinbo Yao among all Natural Person Shareholders), and to pay in full such taxes as soon as possible following the satisfaction of all conditions listed in Article 1.4 above other than those listed under paragraphs (9), (11) and (12) or following the Founders’ reasonable judgment that such conditions may be satisfied on the closing date. In this regard, the other related Parties hereto shall promptly cooperate when necessary. Further, if after the payment by the Natural Person Shareholders of the aforesaid taxes, the Merger Transaction eventually fails to close solely due to the reasons attributable to Insight Investment, then Insight Investment agrees to assume such taxes; provided that each Natural Person Shareholder shall closely cooperate with Insight Investment and use its best reasonable efforts to request the tax authorities to refund such paid taxes and that such refunded taxes shall belong to Insight Investment (to the extent that it has actually assumed such taxes vis-a-vis the Natural Person Shareholders).

The Parties agree that only after the satisfaction of, or waiver by Insight Investment of, all the conditions listed under Article 1.4 above (except for those listed under paragraphs (11), (12) and (13)) and the conditions under first paragraph of this Article 1.5 on payment of taxes and online pre-application, Insight Investment shall be obliged to deposit the merger consideration with the Paying Agent as provided under the Merger Agreement in accordance with Article 2.2(a) of the Merger Agreement. For the avoidance of doubt, Insight Investment shall provide in a timely manner the Xueda Group and the Natural Person Shareholders with necessary documents and information required to be provided by Insight Investment in connection with the handling of the above-stated online pre-application formalities.

1.6.                  The Parties agree that, the powers of attorney, the Amended and Restated Exclusive Purchase Right Contract, the Pledge Contract and the Amended and Restated Exclusive Technical Consulting and Management Service Agreement shall be automatically terminated as of the Closing Day of the Merger Transaction. Upon the Closing Day of the Merger, all rights and obligations of the parties under the aforesaid agreements provided in this paragraph shall be relieved and terminated and each party thereto hereby waive any breach (if any) by the other party/parties thereto arising out of the performance of such agreement.

With respect to the VIE Loans and Equity Transfer Consideration, Insight Investment, each Natural Person Shareholder and Xuecheng Century hereby agree that, upon the occurrence of the Closing, Insight Investment will, on behalf of each Natural Person Shareholder, repay Xuecheng Century for full amount of VIE Loans (i.e. RMB 14 million). In this case, Insight Investment shall be deemed to have paid the full amount of Equity Transfer Consideration (i.e. RMB 14 million) to all Natural Person Shareholders. For the avoidance of doubt, from the date of the due registration of the equity transfer by Competent

AIC in accordance with Article 1.4 above, no Natural Person Shareholder shall be responsible for any obligation in respect of the repayment of VIE Loans and any agreement in connection with the VIE Loans and the rights and obligations thereunder shall be relived and terminated.

1.7.                         Upon written request by Insight Investment no later than three (3) working days prior to the Closing Day, Xueda Group shall, on the Closing Day of the Merger Transaction, deliver to Insight Investment the followings (originals) of each of Xuecheng Century and Xueda Information:

(1)                                Company chops and any other chops, e.g. contract chop, custom chop, invoice chop, financial department chop, legal person chop, as the case may be;

(2)                                Business License, in original and duplicate;

(3)                                Certificate of Organization Code in original and duplicate, and IC Card;

(4)                                Certificate of Statistic Registration of Beijing, in original and duplicate;

(5)                                Account Opening Permit;

(6)                                Certificate of Institution Credit Code;

(7)                                Certificate of Tax Registration, in original and duplicate;

(8)                                Certificate of Social Insurance Registration.

2.                                      Reinstatement

2.1.                         If the Merger Transaction fails to close as agreed and the Merger Agreement is terminated, and Insight Investment has been registered by the Competent AIC as the sole shareholder of Xueda Information:

(1)                                Insight Investment shall enter into an Equity Transfer Agreement (still in the form as attached in Appendix II, under which Insight Investment shall be the transferor and the person designated by Xueda Information shall be the transferee) with the person designated by Xueda Information to transfer all the equity interest of Xueda Information to such person designated by Xueda Information at the original transfer price within five (5) working days after the date of such failure of closing as agreed;

(2)                                Insight Investment shall use reasonable best efforts to assist Xueda Group to promptly transfer such equity interest back to the transferee as set forth in the Equity Transfer Agreement, including without limitation to the completion of registration with competent AIC for the transfer of such equity;

In the event of any failure of Closing resulting from the reason solely on the side of Insight Investment, any tax cost incurred from such transfer of equity shall be borne by Insight Investment; provided that Insight Investment shall not be responsible for such failure in any other aspects to the other Parties, except as agreed in the Merger Agreement; and

(3)                                thereafter Xueda Group shall re-arrange the execution of VIE Related Documents in order to reinstate the VIE arrangements between Xuecheng Century and Xueda Information.

2.2.                         For the avoidance of doubt and subject to Article 5.3 of this Agreement, the VIE Related Documents shall remain effective until the Closing of Merger Transaction. If the Merger Transaction fails to close as agreed, the relevant VIE Related Documents shall not be terminated and the effect thereof shall not be affected; provided, however, that if VIE Loans have been repaid in full, the loan agreements in connection with VIE Loans shall be deemed to have been terminated and Xueda Group and the Natural Person Shareholders shall otherwise discuss relevant loan arrangements (if applicable).

3.                                      Representations and Warranties

3.1.                  Each member of Xueda Group and each Natural Person Shareholder hereby represents and warrants to Insight Investment as of the date hereof that (each Natural Person Shareholder represents and warrants only on his own behalf, and such representations and warranties shall not cover any other Natural Person Shareholders nor Xueda Group):

(1)                                with respect to each member of Xueda Group, it is a reputable company incorporated and formed and validly existing under the laws of its place of incorporation; with respect to each Natural Person Shareholder, he/she is a natural person with full capacity for civil acts;

(2)                                it has the power and authority to execute, deliver and perform this Agreement and the ancillary documents. Unless expressly provided herein, the execution, delivery and performance of this Agreement or any ancillary documents to which it is a party, or completion of the transactions contemplated herein and therein is not required to obtain any consent, approval, order, permit, authorization or action of any government authority, or handle any registration, qualification, designation, announcement of any government authority or go through any application or notification procedures with such government authority, or promptly obtain such approvals and complete such procedures;

(3)                                it did not and does not violate any applicable law at any time which may subject Xueda Group to any material liability or criminal penalty, or which may have other material adverse impact on Xueda Group’s capability to engage in current businesses;

(4)                                subject to the terms and conditions herein, upon execution, this

Agreement shall constitute effective and binding obligations on it and may be enforced against it according to the terms hereof;

(5)                                 Unless otherwise expressly disclosed herein, its execution, delivery and performance of this Agreement will not:

(A)                     constitute violation or non-performance of any of its guideline documents (if applicable);

(B)                     constitute material breach or material non-performance of any contract to which it is a party or by which it is bound;

(C)                     result in violation, breach or non-performance of any applicable laws, regulations or rules applicable to it or the equity; or

(D)                     result in any violation, breach or non-performance of any judgment, decision, order, writ, injunction or decree given by any court, government authority, administrative authority or arbitrator that is applicable to it or any equity.

(6)                                the VIE Related Documents delivered by it to Insight Investment are the true and complete definitive agreements between relevant parties regarding the VIE structure of Xueda Group, and there is no subsequent modification, alteration or replacement;

(7)                                unless otherwise disclosed herein, it has complied with the VIE Related Documents in all material aspects;

(8)                                there is no facts or circumstances in relation to Xueda Information matters undisclosed to Insight Investment which once disclosed to Insight Investment is reasonably expected to affect Insight Investment’s decision on execution of this Agreement.

3.2.                         Insight Investment hereby represents and warrants to Xueda Group and Natural Person Shareholders as of the date hereof that:

(1)                                it is a reputable company incorporated and formed and validly existing under the laws of its place of incorporation;

(2)                                it has the power and authority to execute, deliver and perform this Agreement and the ancillary documents. Except for those expressly provided herein and necessary internal procedures, the execution, delivery and performance of this Agreement or any ancillary documents to which it is a party, or completion of the transactions contemplated herein and therein is not required to obtain any consent, approval, order, permit, authorization or action of any government authority, or handle any registration, qualification, designation, announcement of any government authority or go through any application or notification procedures with such government authority, or promptly obtain such approvals and complete such procedures;

(3)                                this Agreement shall constitute effective and binding obligations on it and may be enforced against it according to the terms hereof;

(4)                                unless otherwise expressly disclosed herein, its execution, delivery and performance of this Agreement will not:

(i)         constitute violation or non-performance of any of its guideline documents;

(ii)        constitute material breach or material non-performance of any contract to which it is a party or by which it is bound;

(iii)       result in violation, breach or non-performance of any applicable laws, regulations or rules applicable to it or the equity; or

(iv)       result in any violation, breach or non-performance of any judgment, decision, order, writ, injunction or decree given by any court, government authority, administrative authority or arbitrator that is applicable to it or any equity.

4.                                      Governing Law and Resolution of Disputes

4.1.                  The formation, effect, interpretation, execution, amendment, termination and dispute resolution of this Agreement shall be governed by the laws of the PRC.

4.2.                  Any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including any dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each, a “Dispute”) shall be submitted to the Hong Kong International Arbitration Centre and finally settled through arbitration in Hong Kong in accordance with the Administered Arbitration Rules then in force. The language to be used in the arbitration proceedings (including but not limited to any arbitral award rendered) shall be Chinese. During the arbitrations, each of, Xueda Group and/or the Natural Person Shareholders collectively (on one side), and Insight Investment (on the other side), shall be entitled to appoint one arbitrator. The third arbitrator, who shall act as the chairman of the tribunal, shall be chosen by the aforesaid two arbitrators appointed by the two sides. The award of the arbitration shall be final and binding upon the Parties.

5.                                      Miscellaneous

5.1.                         This Agreement shall come into effect on and from the Execution Date.

5.2.                         The Founders shall be jointly and severally responsible for the obligations of the Natural Person Shareholders under this Agreement.

5.3.                         The terms and conditions hereof will modify, replace and supersede any provisions in the contrary under the VIE Related Documents (if any); provided that if the Closing fails to complete and the Merger Agreement is terminated, Article 2.2 shall apply upon any written acknowledgement of the termination of Merger Agreement by Xueda Education and/or Insight Investment.

5.4.                  Any amendment to this Agreement shall be made in writing and become effective only upon the execution by the Parties hereto.

5.5.                  If any provision of this Agreement or its application becomes or is announced to be illegal, invalid or unenforceable, the remaining provisions hereof shall remain in full force and effect. The Parties further agree to replace such invalid or unenforceable provisions with legal and enforceable provisions, which shall effect the original economic, commercial or other intent of the Parties in such invalid or unenforceable provisions.

5.6.                         Unless made in writing, no Party shall be deemed to waive any term of this Agreement. No failure of any Party in exercising any of its rights herein shall be deemed as a waiver of such right or a waiver of any further exercise of such right.

5.7.                         In the event of any discrepancy between this Agreement and the relevant documents otherwise signed by relevant Parties for purpose of industrial and commercial registration, this Agreement shall prevail.

5.8.                         With respect to the Merger Transaction and the transactions contemplated hereunder, for the purposes of administrative procedures and tax return, the Parties shall cooperate with each other to timely provide necessary documents, information and support to complete such administrative procedures as soon as possible.

5.9.                         This Agreement is written in Chinese and may be executed in fourteen counterparts, each of which shall have equal force and effect. Insight Investment shall hold two counterparts and each of the other Parties hereto shall hold one.

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In witness whereof, the Parties hereto have executed this Termination Agreement as of the date first above written.

Xueda Education Group

Authorized Representative

In witness whereof, the Parties hereto have executed this Termination Agreement as of the date first above written.

Xuecheng Century (Beijing) Information Technology Co., Ltd.

Authorized Representative:

In witness whereof, the Parties hereto have executed this Termination Agreement as of the date first above written.

Beijing Xueda Information Technology Co., Ltd

Authorized Representative:

In witness whereof, the Parties hereto have executed this Termination Agreement as of the date first above written.

Natural Person Shareholder:

Jin Xin:

In witness whereof, the Parties hereto have executed this Termination Agreement as of the date first above written.

Natural Person Shareholder:

Li Rubin:

In witness whereof, the Parties hereto have executed this Termination Agreement as of the date first above written.

Natural Person Shareholder:

Yao Jinbo:

In witness whereof, the Parties hereto have executed this Termination Agreement as of the date first above written.

Natural Person Shareholder:

Chai Zhaoming:

In witness whereof, the Parties hereto have executed this Termination Agreement as of the date first above written.

Natural Person Shareholder:

Deng Qiang:

In witness whereof, the Parties hereto have executed this Termination Agreement as of the date first above written.

Natural Person Shareholder:

Pu Junhong:

In witness whereof, the Parties hereto have executed this Termination Agreement as of the date first above written.

Natural Person Shareholder:

Song Junbo:

In witness whereof, the Parties hereto have executed this Termination Agreement as of the date first above written.

Natural Person Shareholder:

Wang Yafei:

In witness whereof, the Parties hereto have executed this Termination Agreement as of the date first above written.

Natural Person Shareholder:

Zhu Changyong:

In witness whereof, the Parties hereto have executed this Termination Agreement as of the date first above written.

Xiamen Insight Investment Co., Ltd.

Authorized Representative:

Appendix I                                  List of Natural Person Shareholders

No.	Name	Shareholding	I.D. Number
1	Jin Xin	27.03968%	110105197702260013
2	Li Rubin	23.48493%	372831197709070053
3	Yao Jinbo	15.66018%	432321197610190959
4	Zhu Changyong	2.85022%	342101197008140010
5	Deng Qiang	2.13499%	110102196711032318
6	Pu Junhong	20.03308%	220204197704073320
7	Wang Yafei	3.51877%	610103195504123620
8	Chai Zhaoming	2.26258%	310110196911148013
9	Song Junbo	3.01557%	140502197512043016

Appendix II                             AIC Form of the Equity Transfer Agreement

Equity Transfer Agreement

This agreement is entered into by and between the parties set forth below on       , 2015 in Beijing.

Transferor:

Address:

Number of I.D. Card:

Transferee: Xiamen Insight Investment Co., Ltd.

Address:

Legal Representative:

Through friendly negotiation, the parties hereby agree in free will on the transfer of equity interests that:

1.                  The Transferor agrees to transfer the equity interests of Beijing Xueda Information  Technology Co., Ltd. (hereinafter the “Company”) held by it representing an aggregate of [•]% equity ownership in the Company (equivalent to the amount of registered capital held by the Transferor in an amount of RMB[•]) to the Transferee at a consideration of RMB[•] [equivalent to the amount of registered capital held by the Transferor].

2.                  The Transferee agrees to purchase the equity interests of the Company held by the Transferor representing an aggregate of [•]% equity ownership in the Company (equivalent to the amount of registered capital held by the Transferor in an amount of RMB[•])at a consideration of RMB[•] [equivalent to the amount of registered capital held by the Transferor].

3.                  The parties agree to, promptly upon the execution of this Agreement, cooperate with each other to issue and/or execute all documents with regard to this equity transfer (including but not limited to, any shareholder meeting resolutions signed with respect to the change of shareholders, legal representative, directors, managers and other related issues and any other necessary written instruments), and complete relevant process with regard to the equity transfer and change of legal representative, directors and managers.

4.                  This agreement becomes effective on the date of execution.

5.                  This Agreement may be executed in [•] counterparts, each of which shall have the same legal effect.

6.                  This Agreement may be supplemented by the parties hereto in the form of supplementary agreement, and the provisions thereunder shall supersede.

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In witness whereof, the parties hereto have executed this Equity Transfer Agreement as of the date first above written.

Transferor:

By:

In witness whereof, the parties hereto have executed this Equity Transfer Agreement as of the date first above written.

Transferee: Xiamen Insight Investment Co., Ltd.

Authorized Representative: